Amendment 4/19/04

04017773

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 52113

RECEIVED APR 12 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alyssa LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue, 29th Floor
(No. and Street)

New York (City) N.Y. (State) 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Hinson (212) 863-2328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leslie Sufrin and Company, P.C.
(Name – *if individual, state last, first, middle name*)

134 West 29th Street (Address) New York (City) N.Y. (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM F HINSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALYSSA LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER/MANAGING MEMBER
Title

Notary Public

YULIYA KASPLER
Notary Public, State of New York
No. 01KA6012959
Qualified in New York County
Commission Expires September 8, 20 06

State of NY
County of NY
February 27, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leslie Sufrin and Company, P.C.
Certified Public Accountants

134 West 29th Street
New York, NY 10001
Ph: 212.696.4800
Fx: 212.481.1638/1696

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers
and Member of Alyssa LLC

We have audited the accompanying statement of financial condition of Alyssa LLC (the "Company") as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended which are to be filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alyssa LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leslie Sufrin and Company, P.C.

January 30, 2004

ALYSSA LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS	
Current assets:	
Cash	$ 226,690
Total assets	$ 226,690
LIABILITIES AND MEMBER'S EQUITY	
Current liabilities:	
Accrued liabilities	$ 27,500
Total liabilities	27,500
Member's equity	199,190
Total liabilities and member's capital	$226,690

The accompanying notes are an integral part of these financial statements.

ALYSSA LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2003

Revenues:	
Commission income	$180,577
Placement fees	169,354
Interest income	352
Total revenues	350,283
Expenses:	
Administrative services	90,000
Professional fees	10,178
Membership, registration and licensing fees	4,819
Other expenses	740
Total expenses	105,737
Net income	$244,546

The accompanying notes are an integral part of these financial statements.

ALYSSA LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2003

	Paid-in Capital	Accumulated Earnings (Deficit)	Total
Balance - January 1, 2003	$199,382	$1,603,012	$1,802,394
Contributions from sole member	37,000	-	37,000
Distributions to sole member	-	(1,884,750)	(1,884,750)
Net income	-	244,546	244,546
Balance - December 31, 2003	$236,382	$ (37,192)	$ 199,190

The accompanying notes are an integral part of these financial statements.

ALYSSA LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash flows used in operating activities:	
Net income	$ 244,546
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in other assets	1,599,000
Increase in accrued liabilities	15,500
Total adjustments	1,614,500
Net cash provided by operating activities	1,859,046
Cash flows from financing activities:	
Contributions from sole member	37,000
Distributions to sole member	(1,884,750)
Net cash (used in) financing activities	(1,847,750)
Net increase in cash	11,296
Cash as of the beginning of period	215,394
Cash as of the end of period	$ 226,690

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Alyssa LLC (the "Company"), is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. since April 12, 2000 (commencement of operations). Auda Advisor Associates LLC ("AAA") is the sole member of the Company. The Company offers various kinds of securities only on an agency basis in private placements.

Note 2 - Summary of significant accounting policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates may have an impact on future results and actual results could differ from those estimates. The most significant estimate included in these financial statements is related to the accrued liabilities.

Revenue recognition
The Company records commission income/placement fees and related expenses on trade date, as transactions occur.

Fair value of financial instruments
The fair value of financial assets and liabilities, consisting primarily of cash and accrued liabilities is considered to approximate the carrying value due to the short-term nature of the financial instruments.

Note 3 - Related-party transactions

The Company has entered into a Service Agreement (the "Agreement") with AAA, whereby AAA, has agreed to furnish administrative and other services and to pay certain operating expenses of the Company. In exchange for these services, the Company will pay an administrative service fee of $7,500 monthly. As of December 31, 2003, the Company owed AAA $22,500 related to these administrative service fees.

A commitment to provide financial support to the Company for an indefinite period of time, if needed, has been given by AAA. In the opinion of management, such financial support will be sufficient for the Company to maintain capital in excess of the minimum requirement set out in Rule 15c3-1.

Included in revenues for the year ended December 31, 2003 are commission income of $180,577 from an affiliate of the Company's sole member.

Note 4 - Regulatory requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the maintenance of minimum net capital and requires that aggregate indebtedness shall not exceed 15 times net capital or $5,000, whichever is greater. As of December 31, 2003, the Company's net capital was $199,190 which exceeded the net capital requirement of $5,000 by $194,190 and its ratio of aggregate indebtedness to net capital was .138 to 1. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) thereof because transactions are limited to private placements on an agency basis and no customer funds or securities are held.

Note 5 - Concentrations of credit risk

The Company maintains its cash in a bank account which, at times, may exceed Federally insured limits. The Company believes it is not exposed to any significant credit risk.

The Company's revenues is earned from a limited number of customers.

Note 6 - Income taxes

The Company is a single member LLC and is not a tax paying entity for Federal, state and local income tax purposes. Income or loss from the Company's operations is included in the determination of the taxable income of its sole member.

Note 7 - Subsequent events

On February 6, 2004, the Company distributed $150,000 to its sole member.

ALYSSA LLC
Computation of Net Capital and Aggregate Indebtedness
Under SEC Rule 15c3-1
As of December 31, 2003

Computation of basic net capital requirements:

Total member's capital	$ 199,190
Less: Nonallowable assets	-
Net capital	$ 199,190
Minimum net capital required	$ 5,000
Excess net capital	$ 194,190
Excess net capital at 1,000%	$ 196,440
Aggregate indebtedness	$ 27,500
Ratio of aggregate indebtedness to net capital	.138 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the Company's Part IIA FOCUS Report Filing, as of the same date.

ALYSSA LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under SEC Rule 15c3-3
December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Leslie Sufrin and Company, P.C.
Certified Public Accountants

134 West 29th Street
New York, NY 10001
Ph: 212.696.4800
Fx: 212.481.1638/1696

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

Board of Managers and Member of
Alyssa LLC

In planning and performing our audit of the financial statements and supplemental schedules of Alyssa LLC (the "Company"), as of, and for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance regarding internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Leslie Sufrin and Company, P.C.
Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers and Member, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leslie Sufrin and Company, P.C.

Leslie Sufrin and Company, P.C.
January 30, 2004